Exhibit 3.9
ARTICLES OF INCORPORATION
OF
SUPER RX, INC.
I.
     The name of this corporation is:
SUPER RX, INC.
II.
     The purpose of this corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business, or the practice of a profession permitted to be incorporated by the California Corporations Code.
III.
     The name and address in the State of California of this corporation’s initial agent for service of process is :
Bruce D. Varner
3750 University Avenue, Suite 610
Riverside, CA 92501
IV.
     This corporation is authorized to issue only one class of shares of stock, which shall be designated “common” shares. The total number of shares which this corporation is authorized to issue is one million (1,000,000).
V.
     The liability of the directors of the corporation for monetary damages shall be eliminated to the fullest extent permissible under California law.

VI.
     The corporation is authorized to provide indemnification of agents (as defined in Section 317 of the California Corporations Code) through bylaw provisions, agreements with agents, vote of shareholders or otherwise, to the fullest extent permissible under California law.
VII.
     Any amendment, repeal, or modification of any provision of Article V or Article VI shall not adversely affect any right or protection of an agent of this corporation existing at the time of such amendment.
     Date: Sep. 2 , 2004

/s/ Bruce D. Varner
Bruce D. Varner, Incorporator

     I hereby declare that I am the person who executed the foregoing Articles of Incorporation, which execution is my act and deed.

/s/ Bruce D. Varner
Bruce D. Varner, Incorporator